UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

IMA TECH
(Exact name of registrant as specified in its charter)
Wyoming	98-1626237
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Room 302, Building 24, Lane 977, Jufeng Road Pudong New Area, Shanghai City (East Area of Huagao Er Village), China
(Address of principal executive offices) (Zip code)
+86 18621500863
(Registrant's telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQURIED IN CONNECTION WITH THE SCHEDULE 14F-1. NO PROXIES ARE BEING SOLICITED.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

January 27, 2026

____________________________________________________________________

The information provided in this Schedule 14f-1 was not timely filed with the Securities and Exchange Commission by IMA Tech

____________________________________________________________________

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of IMA Tech, a Wyoming corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF IMA TECH, NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

INTRODUCTION

This Information Statement relates to a change in the composition of our Board of Directors (the “Board”) that occurred on December 31, 2025, when there occurred a change in control of IMA Tech, a Wyoming corporation (the “Company”). On such date, pursuant to a stock purchase agreement (the “Change-in-Control Agreement”), Wang Hui acquired 1,500,000 shares of the Company’s common stock (the “Control Shares”) from Liliia Havrykh. The Control Shares represent approximately 57.47% of the outstanding shares of the Company’s common stock and constitute voting control of the Company.

This Information Statement is being mailed on or about January 27, 2026.

Pursuant to the Change-in-Control Agreement, the majority of the Board at the closing of the Change-in-Control Agreement changed: Liliia Havrykh, Daniel Jozef Szaruga and Mateusz Jakubowki, the Company’s prior directors, resigned and appointed Wang Hui as the Company’s Sole Director.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). However, this Information Statement is not timely filed.

Please read this Information Statement carefully. It describes the terms of the Change-in-Control Agreement and contains certain biographical and other information concerning our new sole officer and director. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of January 27, 2026, our outstanding capital stock entitled to vote at a meeting of our shareholders included only our common stock. Each share of common stock entitles the holder thereof to one vote. As of January 27, 2026, there were 2,609,878 shares of our common stock issued and outstanding. No vote or other action by our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the Change-in-Control Agreement, the majority of the Board at the closing of the Change-in-Control Agreement changed: Liliia Havrykh, Daniel Jozef Szaruga and Mateusz Jakubowki, the Company’s prior directors, resigned and appointed Wang Hui as the Company’s Sole Director.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors Prior to the Change in Control

The following table sets forth the officers and directors of IMA Tech immediately prior to the December 31, 2025, change-in-control transaction.

Name	Age	Position(s)

Liliia Havrykh	28	President, CEO, Treasurer, Secretary, and Director
Daniel Jozef Szaruga	35	Director
Mateusz Jakubowski	34	Director

Liliia Havrykh. Ms. Havrykh served as President, CEO, Treasurer, Secretary, and Director from the Company’s inception on March 29, 2023, through December 31, 2025. Ms. Havrykh is a highly accomplished business executive with a diverse background in operations, logistics, and administration. She began her career as an Operations Coordinator and gained valuable experience in customer service, event planning, and marketing. Liliia Havrykh then went on to work as Logistics Operations Manager at SLS Logistics Company, where she honed her skills in supply chain management, logistics coordination, and customer relations. Ms. Havrykh holds a degree from Railway University's Economics Faculty in Izmail City, Ukraine.

Daniel Jozef Szaruga. Mr. Szaruga served as a Director of the Company from August 11, 2025, to December 31, 2025. He has over 13 years of experience in the financial sector, covering various areas including corporate finance, investment analysis, and financial advisory. His engagements have included both full-time and part-time roles, as well as work as an employee, independent consultant, and freelancer. His experience in varied financial environments is expected to provide perspective relevant to the Company’s operations in the IT sector. Mr. Szaruga holds a Master’s degree from a Warsaw School of Economics in 2011.

Mateusz Jakubowski. Mr. Jakubowski served as a Director of the Company from August 11, 2025, to December 31, 2025. He has experience in the information technology sector, with a focus on software development, digital media, and emerging technologies. His background includes work in projects involving digital content creation and technological innovation, which are within the scope of the Company’s primary focus on the development and deployment of digital avatars. Mr. Jakubowski holds a Bachelor’s degree from a Wroclaw University of Science and Technology in Poland.

Executive Officer and Director Following the Change-in-Control Agreement

Upon the consummation of the Change-in-Control Agreement, the following individual was appointed as the Sole Director and Executive Officer of the Company.

Name	Age	Position
Wang Hui	44	Director, President, Chief Executive Officer, Treasurer and Secretary

Wang Hui, currently serves as CEO of Shenzhen Jingbao Supply Chain Technology Co., Ltd., a position he has held since March 2024. From January 2015 to March 2024, Mr. Wang served as General Manager of Shanghai Red Motion Culture Communication Co.

Terms of Office

The Sole Executive Officer is appointed until his successor is duly elected and qualified or until his earlier resignation or removal in accordance with the Company’s bylaws. The Sole Director is appointed for a one-year term or until his successor is duly elected and qualified or until his earlier resignation or removal in accordance with the Company’s bylaws.

Family Relationships

With only a single person serving as the Sole Director and Sole Executive Officer, there exist no family relationships.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

Effective December 31, 2025, there occurred a change in control of the Company. On such date, pursuant to a stock purchase agreement (the Change-in-Control Agreement), Wang Hui acquired 1,500,000 shares of the Company’s common stock (the Control Shares) from Liliia Havrykh. The Control Shares represent approximately 57.47% of the outstanding shares of the Company’s common stock and constitute voting control of the Company. The total consideration paid by Mr. Wang for the Control Shares was $441,036.60 in cash at the closing.

In conjunction with the Change-in-Control Agreement, on December 31, 2025, Liliia Havrykh resigned as President, Chief Executive Officer, Treasurer, Secretary and a Director of the Company, Daniel Jozef Szaruga resigned as a Director of the Company, Mateusz Jakubowki resigned as a Director of the Company and Wang Hui was appointed as the Sole Director, President, Chief Executive Officer, Treasurer and Secretary of the Company.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Wyoming Statutes.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Nevertheless, the Company’s Sole Director, Wang Hui, is not considered to be independent, as determined by the standards for director independence set forth in the NASDAQ Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended April 30, 2025. The Board has conducted all of its business and approved all corporate action during the fiscal year ended April 30, 2025, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our Chief Executive Officer and director at the address appearing on the first page of this Information Statement.

Committees of the Board

As the Company’s common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, the Company is not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to the Company’s small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions, nor does the Company have any procedures by which security holders may recommend nominees to the Board. The Company does not currently have a hedging policy in respect of our common stock or insider trading policies and procedures.

The Company does not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Wang Hui serves as the Company’s Chief Executive Officer, President, Principal Accounting Officer, Treasurer, Secretary and Director. The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. The Company has no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. The Company’s current structure has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of its common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Shareholder Communication with the Board

Shareholders may send communications to the Board by writing to IMA Tech, 30 N Gould St Ste R, Sheridan, Wyoming 82801, Attention: Board of Directors.

Executive Compensation

The following table provides certain information regarding compensation awarded to, earned by or paid to the Company’s Chief Executive Officer during the years ended April 30, 2025 and 2024 (the “Named Executive Officer”).

Summary Compensation Table

	Fiscal Year			Stock	Option
	Ended	Salary	Bonus	Awards	Awards	All Other	Total
Name and Principal Position	4/30	($)	($)	($)	($)	($)	($)
Liliia Havrykh	2025	-	-	-	-	-	-
Former President, Chief Executive Officer, Treasurer, Secretary and Director	2024	-	-	-	-	-	-

Wang Hui(1)	2025	-	-	-	-	-	-
President, Chief Executive Officer, Treasurer and Secretary and Director	2024	-	-	-	-	-	-

(1) This person did not assume his positions with the Company until December 31, 2025.

Compensation of Directors

During the years ended April 30, 2025 and 2024, no compensation was paid to the Company’s directors in consideration for their services rendered in their capacities as Directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of January 27, 206, the shareholdings of (1) each person owning beneficially 5% or more of the Company’s outstanding common stock; (2) each executive officer of the Company, and (3) all officers and directors as a group. Unless otherwise indicated, each owner has sole voting and investment power over his securities. Information relating to beneficial ownership of securities by our principal shareholders and management is based upon information furnished by each person using beneficial ownership’ concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power. Except as disclosed herein, we do not have any outstanding options or other securities exercisable for or convertible into shares of our common stock. Unless otherwise indicated, the address of each person listed is c/o IMA Tech, Room 302, Building 24, Lane 977, Jufeng Road, Pudong New Area, Shanghai City (East Area of Huagao Er Village), China.

Name of Beneficial Owner	Title of Class	Beneficial Ownership	Percent of Class(1)
Wang Hui(2)	Common Stock	1,500,000	57.47%
All Officers and Directors as a Group (1 person)	Common Stock	1,500,000	57.47%

(1)	Based on 2,609,878 shares outstanding, as of the date of this Current Report.
(2)	Officer and director.

Changes in Control

The Company does not currently have any arrangements which if consummated may result in a change of control of our Company.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board at: Yacht Finders, Inc., 41 Ulua Place Haiku, Hawaii 96708, Attention: Board of Directors.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 27, 2026	IMA TECH

	By:	/s/ Wang Hui
Wang Hui
Chief Executive Officer